QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21

Parent and subsidiaries

City National Corporation
        City National Bank (100%)

City National Corporation ("Registrant") is a corporation organized under the laws of the State of Delaware. City National Bank is a national banking association organized under the laws of the United States of America. Registrant owns 100 percent of the outstanding capital stock of City National Bank ("Bank").

QuickLinks

  Exhibit 21